UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tax Free Target Maturity Fund for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87677T105
(CUSIP Number)

Daniel Morman
5055 Collins Ave, #6L
Miami Beach, FL 33140
(305) 807-2136
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule
13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87677T105	SCHEDULE 13D	Page 2 of 7 Pages

1.NAME OF REPORTING PERSON
RAD Investments LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a):	[ ]
(b):	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
1,215,747

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
1,215,747

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,215,747

12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1% (1)

14.TYPE OF REPORTING PERSON
OO

(1)	The percentages used herein are based upon 23,897,920 shares of common stock outstanding, which represents the shares of common stock outstanding as of December 31, 2021, according to the Fund's Certified Shareholder Report, Semi-Annual on Form N-CSRS (the
"Shareholder Report") filed with the Securities and Exchange
Commission ("SEC") on March 9, 2022.

CUSIP No. 87677T105	SCHEDULE 13D	Page 3 of 7 Pages

1.NAME OF REPORTING PERSON
Ethan A. Danial

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a):	[ ]
(b):	[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS
WC, PF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) OR 2(e)
[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
75,970

8.SHARED  VOTING POWER
1,215,747 (1)

9.SOLE DISPOSITIVE POWER
75,970

10.SHARED DISPOSITIVE POWER
1,215,747 (1)

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,291,717

12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4% (2)

14.TYPE OF REPORTING PERSON
IN

(1) 	These shares are deemed to be beneficially owned by Mr. Danial in his capacity as manager of RAD Investments LLC.
(2)	The percentages used herein are based upon 23,897,920 shares of Common Stock outstanding as of December 31, 2021, as disclosed in the Shareholder Report.

CUSIP No. 87677T105	SCHEDULE 13D	Page 4 of 7 Pages

The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on June 7 , 2022 (the "Schedule 13D"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein:

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The funds for the purchase of the 1,215,747 shares of Common Stock beneficially owned by RAD Investments LLC were derived from the working capital of RAD Investments LLC. The funds for the purchase of the 75,970 shares of Common Stock beneficially owned by Mr. Danial were derived from the personal funds of Mr. Danial. A total of $1,354,956.05, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein, before giving effect to a return of principal distribution of $406,694.01 in the aggregate received by the Reporting Persons on or about April 29, 2022.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On June 23, 2022, RAD Investments LLC delivered a letter to the Issuer and its Board inquiring as to whether the Issuer and its advisors have performed an analysis on tax opimization of the Issuer's dividend and distribution strategy, considering that it appears that there may be a notable amount of undistributed net investment income available for distribution as additional dividends.

CUSIP No. 87677T105	SCHEDULE 13D	Page 5 of 7 Pages


Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) - (c) are hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 and Item 3 are incorporated herein by reference.
 The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 23,897,920 shares of Common Stock outstanding as of December 31, 2021, as disclosed in the Issuer's Shareholder Report on Form N-CSRS filed with the SEC on
 March 9, 2022.

(c) 	The transactions in the shares of Common Stock by RAD
Investments LLC and Mr. Danial since its most recent filing of
Schedule 13D or amendment thereof are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 87677T105	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

    After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 27, 2022

RAD Investments LLC

By: /s/ Ethan Danial
Name: Ethan Danial
Title: Member; Manager



Ethan A. Danial

/s/ Ethan Danial

CUSIP No. 87677T105	SCHEDULE 13D	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person since its most recent filing of Schedule 13D or amendment thereof. All transactions were effectuated in the open market through a broker.

Reporting Person  Trade Date  Shares Purchased (Sold)  Price Per Share ($)

RAD Investments LLC  6/23/2022   89,801               0.664